Exhibit 99.1
Mindray Announces Preliminary 2008 Operating Results
Shenzhen, China — January 12, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2008. The preliminary results reported below include the results of operations of the patient monitoring business acquired from Datascope (“DPM”) starting from May 1, 2008.
Preliminary 2008 Operating Results
For the year ended December 31, 2008, Mindray expects net revenues to be in the range of US$540 million to US$550 million, compared to US$294.3 million in 2007, or 84% to 87% year-over-year growth. Based on the estimated full year revenue range, fourth quarter 2008 revenue grew 76% to 87% year-over-year despite a challenging global operating environment that included volatile foreign exchange fluctuations, a slow down in hospital spending and credit freezes.
Based on the estimated full year revenue, the company anticipates the 2008 non-GAAP diluted EPS to be no less than US$1.16, compared to US$0.79 in 2007, or 47% year-over-year growth. The estimated non-GAAP diluted EPS is based on the assumption that Mindray’s Shenzhen subsidiary receives a preferential income tax rate at 15% as a qualified “New and Hi Tech Enterprise.” The subsidiary has already received approval of such qualification from the Shenzhen government, and the Company does not anticipate any delay closing the process from the central government in the near future.
“Despite the recent unprecedented and challenging global environment, Mindray maintained its focus on outstanding execution and operational excellence,” commented Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “As a result, we achieved excellent growth across all product lines and geographies throughout the fourth quarter. Additionally, we continued to improve operating performance, driving very strong earnings growth in 2008 and our vertically integrated model and sensible expense controls have allowed us to focus on generating cash flow and improving our operating margins.”
“We are well positioned as we head into 2009 and look to grow market share in the coming year,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “Despite broader economic uncertainties, we are confident about achieving overall revenue growth of at least 20 percent based on the current foreign exchange rates. We strive to hold steady gross margins with targeted improvements in operating margins. We expect our growth to primarily be driven by the continued expansion and improvement in our product mix and strengthened distribution worldwide. Additionally, we look forward to the release of seven to nine new products this year, including the launch of our first jointly developed products with DPM. Overall, we believe that our ability to be nimble and closely manage costs allows us to pass savings to our customers. We look forward to continuing to provide high-quality and affordable medical devices to doctors and hospitals around the world in 2009.”
Mindray’s preliminary 2008 results are unaudited and remain subject to the finalization of the company’s year-end closing, reporting and audit processes.
The company noted that 2009 full-year guidance will be provided in the fourth quarter and 2008 year-end earnings announcement.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues and earnings per share for 2008, 15% preferential income tax rate for 2008, growth of market share in 2009, growth of net revenues in 2009, continued expansion and improvement in product mix, strengthened distribution, and the release of new products are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2008 remain subject to the finalization of Mindray’s year-end closing, reporting, and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expense and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report on Form 20-F, filed on June 30, 2008. Our results of operations for the fourth quarter of 2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
Use of Non-GAAP Financial Measures
The company has announced its expected diluted earnings per share for full year 2008 on a non-GAAP basis. Because the estimated earnings per share is subject to the finalization of the company’s year-end closing, reporting, and audit processes, the company has not yet finalized with any certainty the numbers required to provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided with the company’s audited financial results and will be adjusted for the effects of share-based compensation inventory fair value adjustments, restructuring or any one-time charge, amortization of acquired intangible assets and in process research and development, all net of related tax impact
For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
Susan Du
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: susan.du@mindray.com